Exhibit 99.1

Li Auto Inc. September 2023 Delivery Update

October 1, 2023

BEIJING, China, October 01, 2023 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that the Company delivered 36,060 vehicles in September 2023, representing an increase of 212.7% year over year and setting a new monthly record. This brought the Company’s third quarter deliveries to 105,108, up 296.3% year over year. The cumulative deliveries of Li Auto vehicles in 2023 reached 244,225 as of the end of September.

“Driven by the ever-increasing market demand, we made numerous historic breakthroughs in September, achieving record-high weekly and monthly sales performance as well as a new high in order intake with over 40,000 orders received in a single month. Meanwhile, monthly deliveries for each of our three Li L series models exceeded 10,000 vehicles for the second consecutive month,” commented Xiang Li, chairman and chief executive officer of Li Auto. “As China’s first emerging new energy automaker to reach the milestone of 500,000 cumulative deliveries, Li Auto is capturing an increasing market share in the RMB200,000 and higher NEV market, ranking among the top two best-selling NEV brands in this price segment in China. We also have topped the sales chart of SUVs priced above RMB300,000 in China for six straight months. Additionally, as part of our efforts to enhance our Li L series to better serve family users, we completed the roll-out of OTA version 4.6 in September, comprising 25 new features and 10 optimizations. Lastly, we made major progress in developing our energy replenishment network, with construction of over 100 super charging stations along highways nationwide completed as of September 30.”

As of September 30, 2023, the Company had 361 retail stores in 131 cities, as well as 318 servicing centers and Li Auto-authorized body and paint shops operating in 213 cities.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its current model lineup includes Li L9, a six-seat flagship family SUV, Li L8, a six-seat premium family SUV, and Li L7, a five-seat flagship family SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “targets,” “likely to,” “challenges,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

Piacente Financial Communications

Brandi Piacente

Tel:	+1-212-481-2050
+86-10-6508-0677

Email: Li@tpg-ir.com